Exhibit 3

FOR IMMEDIATE RELEASE	4 July 2016

WPP PLC (“WPP”)

Kantar signs affiliation agreement with Rahbar Bazaar, a market research agency in Iran

Kantar has signed an affiliation agreement with Rahbar Bazaar Market Research Institute in Iran, giving the global insights network a foothold in the Iranian market. Rahbar Bazaar was set up as a market research agency in 2003 by Afshin Vafadar and Azam Alibabaei, who both have backgrounds in market research. Rahbar Bazaar’s clients include MCI, Henkel, Unilever, Hayat, & BAT Pars.

“There’s been a very high level of interest in Iran among our clients since the easing of the sanctions. With a population of over 80 million people, Iran presents a significant growth opportunity for many of our global clients,” said Stephen Hillebrand, CEO MENAP for Kantar Insights. “This agreement heralds Kantar’s commitment to help develop new business opportunities for our clients in this important growth market. We look forward to working with Rahbar Bazaar to deepen the service offerings for both Kantar’s clients, and Rahbar Bazaar’s clients, in Iran.”

“Rahbar Bazaar is excited about affiliating with Kantar in order to address the needs of our local clients and to attract new multinational clients. We believe that access to Kantar’s global network of market research experts, its proprietary consumer insight and technology tools and its market research ‘best practices’, together with our dedication, local insights and expertise, along with our young motivated team will make a compelling service offering.” said Afshin.

In the Middle East and Africa, WPP companies including associates generate revenues of over US$1 billion and employ around 37,000 people.

About Kantar

Kantar is the data investment management arm of WPP and one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 30,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at each and every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

About WPP

WPP is the world’s largest communications services group with billings of US$73 billion and revenues of US$19 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; data investment management; public relations & public affairs; branding & identity; healthcare communications; direct, digital, promotion & relationship marketing and specialist communications. The company employs 194,000 people (including associates and investments) in over 3,000 offices across 112 countries. For more information, visit www.wpp.com.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP